International Game Technology PLC Annual General Meeting

On June 25, 2020, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2020 AGM”). At the 2020 AGM, 20 matters were considered and acted upon. Each of the resolutions 1 through 20 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive and adopt the Company’s annual report and accounts for the financial year ended 31 December 2019 (“Annual Report and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,960,340	75,147	250,005	0

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Report and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,012,306	1,078,897	194,289	0

Resolution 3: To approve Beatrice Bassey continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
362,699,099	5,512,275	74,118	0

Resolution 4: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
361,173,978	7,042,016	69,498	0

Resolution 5: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,931,526	1,280,208	73,758	0

Resolution 6: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,372,297	1,843,107	70,088	0

Resolution 7: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
362,698,464	5,515,187	71,841	0

Resolution 8: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,101,022	1,114,593	69,877	0

Resolution 9: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,683,157	2,532,319	70,016	0

Resolution 10: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,141,086	1,072,316	72,090	0

Resolution 11: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
363,539,273	1,177,914	3,568,305	0

Resolution 12: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,966,977	1,245,284	73,231	0

Resolution 13: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2020 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
368,156,518	81,157	47,817	0

Resolution 14: To authorise the board of directors of the Company or its audit committee to determine the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
368,032,243	147,723	105,526	0

Resolution 15: To authorise political donations and expenditure not exceeding £100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,543,554	635,175	106,763	0

Resolution 16: To authorise the directors, in substitution for any existing authorities previously given, to allot shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
352,057,995	16,082,271	145,226	0

Resolution 17: To authorise the directors, if Resolution 16 is passed and in substitution for any existing authorities granted, to disapply pre-emption rights.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,414,965	1,693,594	176,933	0

Resolution 18: To authorise the directors, if Resolution 16 is passed and in addition to any authority granted under Resolution 17, to disapply pre-emption rights in connection with an acquisition or specified capital investment.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,631,170	477,442	176,880	0

Resolution 19: To authorise the directors to make off-market purchase of shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,233,784	598,431	453,277	0

Resolution 20: To adopt new articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,700,256	400,002	185,234	0